Via Facsimile and U.S. Mail
Mail Stop 6010

December 22, 2006

Kent G. Baker
Vice President and Chief Financial Officer
United Fire & Casualty Company
118 Second Avenue SE
Cedar Rapids, Iowa 52407

Re: United Fire & Casualty Company
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 1, 2006
File Number: 002-39621

Dear Mr. Baker:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Contractual Obligations and Commitments, page 30

1.   The amounts disclosed in this table related to your life segments reserves under "Future policy benefit reserves" agree with the balance sheet. Since this liability is reflected on the balance sheet at net present value of the benefits to be paid less the net present value of future net premiums, it would not appear to represent the cash outflows that will be required. Please provide us a revised table that presents cash outflows related to these liabilities. Please include a footnote to the table that explains why the amounts in the table do not agree to the balance sheet.

Kent G. Baker
United Fire & Casualty Company
December 22, 2006
Page 2

Critical Accounting Policies, page 30

Deferred Policy Acquisition Costs – Property and Casualty Insurance Segment and Life
Insurance Segment, page 31

2.   Please provide to us in disclosure type format the dollar impact that changes in
        these estimates have had in the periods presented. Quantify preferably in tabular
        form the sensitivity of these estimates to reasonably likely changes in the critical
        assumptions.

Loss and Loss Settlement Expenses – Property and Casualty Insurance Segment, page 32

3.   We believe your disclosure in the Critical Accounting Estimates section of
        MD&A regarding the estimation of the reserve for loss and loss adjustment
        expenses could be improved to better explain the judgments and uncertainties
        surrounding this estimate and the potential impact on your financial statements.
        We believe in order to meet the principal objectives of MD&A this disclosure
        should enable the investor to understand 1) management's method for establishing
        the estimate; 2) whether and if so to what extent and why management has
        adjusted their assumptions used to determine the estimate from the assumptions
        used in the immediately preceding period and 3) the potential variability in the
        most recent estimate and the impact this variability may have on reported results,
        financial condition and liquidity. Please keep these points in mind in providing us
        your responses to comments listed below. Please provide us, in disclosure-type
        format, the following information for each material line of business and also
        consider providing any additional information, in disclosure-type format, to
        achieve this objective.

        a. Please describe in greater detail the methods you used to determine your
            reserve for loss and loss adjustment expense. Please ensure this description:
            1. Explains how the methods you use for your short-tail business differ
                from the methods you use for your long-tail business.
            2. Identifies the unique development characteristics of each material
                short-tail and long-tail line of business.
            3. Describes the method you use to calculate the IBNR reserve for each
                material line of business. For example, we understand that some
                companies may calculate this reserve by estimating the ultimate
                unpaid liability first and then reducing that amount by cumulative paid
                claims and by case reserves, but there may be other methods as well.
            4. Describes the extent of your procedures for determining the reserve for
                loss and loss adjustment expense on both an annual and interim
                reporting basis.

        b. Describe management's policy, if any, for adjusting the liability for unpaid
            claims and claim adjustment expenses to an amount that is different than the
            amount determined by its actuaries.

       1. If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

       2. When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

c. It appears that you have significantly revised your provision for losses of insured events of prior years. For instance you discuss on page 20 the "additional information" that you obtained related to the individual claims. Please provide the following to explain the reasons for your change in estimate for these claims as well as any material adjustments made to any specific reserves by line of business:

       1. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

       2. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

d. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

       1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

       2. Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

e. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

f. We note that your discussion here as well as in other portions of the document makes references to the use of an "independent actuarial firm" in connection

with your reserve balances. Please provide us with the name of the firm.
Please confirm that if you reference an independent actuarial consulting firm
in future filings that you will name the firm within the document.

* * * *

Please provide us the additional information requested within 10 business days or
tell us when you will provide us with a response. Please furnish a cover letter with your
response that keys your response to our comments. Detailed cover letters greatly facilitate
our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and
- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim
Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions
regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant